NO ACT

ACT: 1940 Act
SECTION 17(f)
RULE 17f-6
PUBLIC AVAILABILITY 3-24-11

March 24, 2011

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 20113211340
Chicago Mercantile Exchange

Your letter dated March 24, 2011 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 17(f) of the Investment Company Act of 1940 ("1940 Act") against any registered investment company (a "Fund") if the Fund or its custodian places and maintains cash and/or certain securities ("assets") in the custody of the Chicago Mercantile Exchange ("CME") or a CME clearing member that is a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC") for purposes of meeting CME's or a CME clearing member's margin requirements for certain interest rate swap ("IRS") contracts that are cleared by CME.

Facts

You state the following: CME Group Inc. ("CME Group"), a Delaware stock corporation, is the holding company for CME, as well as certain other exchanges. CME was founded in 1898 as a not-for-profit corporation; in 2000 CME demutualized and became a shareholder-owned corporation. CME is a designated contract market regulated by the CFTC, for the trading of futures contracts and options on futures contracts. In addition, CME Group operates its own clearing house, which is a division of CME. The CME clearing house is a Derivatives Clearing Organization ("DCO") regulated by the CFTC. The clearing house clears, settles and guarantees the performance of all transactions for which CME Group provides clearing services, including IRS. CME, as part of its clearing services, will be interposed as a central counterparty for transactions in cleared IRS. Customers (including Funds) that wish to clear IRS through CME must maintain an appropriate account relationship with a registered FCM that is a CME clearing member (a "CME Clearing Member"). The CME Clearing Member will clear the transaction and post margin directly with the CME and serve as their agent and guarantor in respect of cleared IRS. In this regard, CME Clearing Members require customers to deposit a specified amount of assets as initial margin as security for performance of their obligations.

You represent that CME's rules alone or in combination with laws and regulations applicable to CME and its clearing members require that any CME Clearing Member who purchases, sells, or holds IRS positions for other persons (i.e., customers including any Fund): (1) must be registered with the CFTC as an FCM; (2) effectively provide for the separate treatment of funds and securities of other persons (except positions held in proprietary accounts of the clearing member, i.e., positions of the clearing member or affiliates of the clearing member) that it holds in its custody or control for the purpose of


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purchasing, selling, or holding IRS positions; (3) maintain adequate capital and liquidity; and (4) maintain sufficient books and records to establish (a) that the CME Clearing Member is maintaining adequate capital and liquidity and (b) separate ownership of the funds, securities, and positions it may hold for the purpose of purchasing, selling, or holding IRS positions for other persons and those it holds for its proprietary accounts.

With respect to a CME Clearing Member's responsibilities to separately treat customer assets from its proprietary positions, you state that the CFTC recently adopted amendments to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter derivatives" account class ("OTC Derivatives Account Class") that would apply in the event of a bankruptcy of an FCM.[1] You state that the OTC Derivatives Account Class is intended to provide customer protection parallel to the existing Section 4d account class, including similar safeguards under CFTC Part 190 Bankruptcy Rules.[2]

You state that the CFTC presently is relying upon DCOs such as CME to adopt rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy. You represent that in accordance with the CFTC's requirements, CME rules for the OTC Derivatives Account Class mirror the provisions of Section 4d of the Commodity Exchange Act ("CEA") and CFTC regulations with respect to the futures account class (i.e., 17 C.F.R. §§ 1.20, et seq.), including but not limited to the separate treatment of customer positions and property from the CME Clearing Member's positions and property.[3] You represent that all funds and property received from customers in connection with purchasing or holding IRS positions are treated as part of the OTC Derivatives Account Class.

You state that one of the goals of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act")[4] is to promote price transparency and to minimize exposure to counterparty credit risk and systemic risk in the OTC derivatives market by subjecting as many swaps as possible, including IRS as well as credit default swaps ("CDS"), to central clearing and also requiring such swaps to be traded on exchanges or swap execution facilities.[5] You state that the Commission and the CFTC

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[1] See 75 Fed. Reg. 17297 (Apr. 6, 2010) (adopting final rules establishing a sixth and separate account class applicable for cleared over-the-counter derivatives only).

[2] You state that a Section 4d account contains funds of customers trading futures and options on futures on U.S. exchanges, separate from the FCM's own funds.

[3] See Letter from Lisa A. Dunsky, Director and Associate General Counsel, CME Group, to David Stawick, Secretary to the CFTC, dated September 30, 2010 (submitting amendments to CME's rules to implement the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any FCM bankruptcy).

[4] See Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Pub. L., No. 111-203, 124 Stat. 1375 (2010).

[5] See id. at §723, 1675 – 1682. See also, id. at 1762-69.

generally are required to adopt rules and issue interpretations implementing the Dodd-Frank Act by July 16, 2011 with respect to centralized clearing of swaps.[6] In particular, you expect that IRS will be subject to mandatory clearing and will be cleared by DCOs, such as CME, subject to CFTC regulation and oversight.

Notwithstanding the statutory timetable for implementation of the Dodd-Frank Act, you state that CME and its market participants, for business reasons, wish to implement client clearing through FCMs as soon as possible. Therefore, you represent that CME has already been subject to extensive regulation and oversight under the CEA and pursuant to the Dodd-Frank Act, the CFTC has proposed additional requirements, including, but not limited to, additional core principles related to risk management requirements and product eligibility. You also represent that CME is currently engaged in dialogue with the CFTC and its staff regarding these proposals and will comply with the final rules upon enactment. While you state that it may be necessary to make some changes in response to regulations ultimately adopted by the CFTC, you do not anticipate that the proposed regulations will materially affect CME's ability to clear IRS because, as noted above, CME is already subject to extensive regulation and oversight by the CFTC.

You represent that the only difference in oversight of an FCM that clears futures and an FCM that clears IRS, therefore, is the fact that the CFTC doesn't, in the latter case, regulate the instruments themselves, but it does regulate the clearing of such instruments by FCMs and their carrying of the resulting positions. In sum, you represent that CME's clearing of IRS is currently subject to substantial CFTC oversight and will be subject to substantially greater oversight and regulation as the Dodd-Frank Act is implemented in the near future.

You believe that the requested relief would provide Funds equal access to the benefits and protections afforded to other market participants using CME to clear IRS. You assert that preventing Funds from participating in the clearing of IRS will expose Funds to greater risk, and will also prevent them from realizing the benefits of clearing recognized by Congress by the passage of the Dodd-Frank Act and by market participants.

You state that Rule 17f-6 under the 1940 Act provides that Funds may place and maintain assets with an FCM to effect a Fund's transactions in exchange-traded futures contracts or commodity options, but the Rule does not permit Funds to place and maintain assets with an FCM to effect IRS transactions. You represent that each CME Clearing Member who holds assets for an unaffiliated Fund customer wishing to clear IRS transactions on CME will address each of the requirements of Rule 17f-6, as follows:

(1) the manner in which a CME Clearing Member will maintain such a Fund's assets will be governed by a written contract between the Fund and the CME Clearing Member,

[6] You note that it is possible that the actual effective date of some of these rules may be delayed beyond July 16, 2011.

which provides that:[7]

(i) the CME Clearing Member will comply with the requirements relating to the separate treatment of customer funds and property under CME rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy;[8]

(ii) the CME Clearing Member may place and maintain the Fund's assets as appropriate to effect the Fund's cleared IRS transactions through CME and in accordance with the CEA and the CFTC's rules thereunder, and will obtain an acknowledgement, as required under CFTC Rule 1.20(a), as applicable, that such assets are held on behalf of the CME Clearing Member's customers in accordance with the provisions of the CEA;[9]

(iii) the CME Clearing Member will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[10]

(iv) any gains on the Fund's transactions, other than de minimis amounts, may be maintained with the CME Clearing Member only until the next business day following receipt;[11] and

(v) the Fund has the ability to withdraw its assets from the CME Clearing Member as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6, as applicable.[12]

Analysis

Section 17(f) of the 1940 Act and the rules thereunder govern the safekeeping of Fund assets, and generally provide that a Fund must place and maintain its securities and similar instruments only with certain qualified custodians. As stated above, Rule 17f-6 under the 1940 Act permits a Fund to place and maintain assets with an FCM that is registered under the CEA and that is not affiliated with the Fund in amounts necessary to effect the Fund's transactions in exchange-traded futures contracts and commodity options, subject to certain conditions. Among other things, the FCM must comply with

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[7] See Rule 17f-6(a)(1) under the 1940 Act.

[8] See Rule 17f-6(a)(1)(i) under the 1940 Act.

[9] See Rule 17f-6(a)(1)(ii) under the 1940 Act. You state that under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a DCO such as the CME that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers.

[10] See Rule 17f-6(a)(1)(iii) under the 1940 Act.

[11] See Rule 17f-6(a)(2) under the 1940 Act.

[12] See Rule 17f-6(a)(3) under the 1940 Act.

the segregation requirements of Section 4d of the CEA and the rules thereunder or, if applicable, the secured amount requirements of CFTC Rule 30.7. Rule 17f-6 was intended to provide Funds with the ability to effect commodity trades in the same manner as other market participants under conditions designed to provide custodial protections for Fund assets.[13]

You state that the passage of the Dodd-Frank Act reflects Congress's policy determination that the centralized clearing of swaps, including IRS, will promote price transparency and minimize exposure to counterparty credit risk and systemic risk in the OTC derivatives market. You note that we recently issued a letter with respect to the custody issues for Funds raised by the central clearing of CDS.[14] You represent that with the exception of the fact that CME will be clearing IRS, and not CDS, your facts and representations are substantially identical to those in the CME CDS Letter. You assert that CME's clearing of IRS incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules.

We conclude that the factors highlighted above argue in favor of flexibly applying the custody requirements of the 1940 Act in this instance. In particular, in reaching this conclusion, we also rely on your representations that:

- CME and CME Clearing Members will address each of the requirements of Rule 17f-6 under the 1940 Act as described above;
- CME and CME Clearing Members, as applicable, will comply with the following representations, as applicable:
    - Each CME Clearing Member will hold Fund assets as part of the OTC Derivatives Account Class;
    - Each CME Clearing Member annually will provide CME with a self-assessment that it is in compliance with the representations set forth herein and with CME rules along with a report by the clearing member's independent third-party auditor that attests to that assessment;
    - Each CME Clearing Member will segregate customer funds and securities from the CME Clearing Member's own assets;

[13] Custody of Investment Company Assets with Futures Commission Merchants, Investment Company Act Release No. 22389 (Dec. 11, 1996) ("Rule 17f-6 Adopting Release"). In particular, Rule 17f-6 under the 1940 Act incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules.

[14] See CME Group Inc., SEC Staff No-Action Letter (July 16, 2010) and CME Group Inc., SEC Staff No-Action Letter (Dec. 3, 2010) (collectively, the "CME CDS Letter").

- Each CME Clearing Member will be in material compliance with the CME rules; and
- Each Clearing Member will be in material compliance with applicable laws and regulations relating to capital, liquidity, and segregation of customer assets (and related books and records provisions) with respect to IRS that are cleared by CME.

In taking this position, we note that, as the Commission stated in adopting Rule 17f-6 and as you acknowledge, maintaining assets in an FCM's custody is not without risk.[15] Therefore, we strongly encourage Funds to weigh carefully the risks and the benefits of maintaining assets to effect transactions in IRS with a CME Clearing Member and CME.[16]

Conclusion

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under Section 17(f) of the 1940 Act against a Fund if the Fund or its custodian places and maintains assets in the custody of CME or a CME Clearing Member for purposes of meeting CME's or a CME Clearing Member's margin requirements for IRS that are cleared by CME.

Our position herein is temporary, and will expire July 16, 2011, upon the conclusion of a one-year transition period following the effective date of the Dodd-Frank Act.[17] Because our position is based on the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. This letter represents only the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.



Holly Hunter-Ceci
Senior Counsel

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[15] See the Rule 17f-6 Adopting Release, supra note 13, at n. 13 ("If an FCM becomes insolvent and cannot cover the obligations of a defaulting customer, the FCM's non-defaulting customers may be affected.").

[16] See also Rule 17f-6 Adopting Release, supra note 13, at page 13 (stating that Fund boards have a particular responsibility to ask questions concerning why and how the Fund uses futures and other derivative instruments, the risks of using such instruments, and the effectiveness of internal controls designed to monitor risk and assure compliance with investment guidelines regarding the use of such instruments).

[17] The grant of temporary relief expiring on July 16, 2010 is consistent with relief that the Commission and we have provided in similar contexts. See, e.g., Securities Exchange Act Release No. 63388 (Nov. 29, 2010) and CME CDS Letter, supra note 14, respectively.

CME Group
A CME/Chicago Board of Trade/NYMEX Company

March 24, 2011

Douglas Scheidt, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Applicability of Rule 17f-6 to Cleared IRS Transactions

Dear Mr. Scheidt:

Pursuant to our recent telephone conversations with the Division of Investment Management (the "Division") staff, we are submitting this letter to request that the Division staff not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered Investment Company (a "Fund") if the Fund or its custodian places and maintains cash, securities and/or other property ("assets") in the custody of the Chicago Mercantile Exchange ("CME") or a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC") for purposes of meeting CME's or a CME Clearing Member's (as defined below) margin requirements for certain interest rate swap contracts ("IRS") that are cleared by CME. We have addressed below each of the issues on which the Division staff has requested additional input from us.

We note that the Division staff has provided no-action letter assurance permitting a Fund or its custodian to place and maintain assets in the custody of CME or a CME Clearing Member for purposes of meeting CME's or a CME Clearing Member's margin requirements for credit default swap contracts ("CDS") that are cleared by CME (the "CDS No-Action Letter").[1] To facilitate your review, we are reiterating in this letter the facts, discussion and analysis set forth in the CDS No-Action Letter, as well as addressing any material differences between CDS that are cleared by CME and IRS that are cleared by CME. We note further that, with the exception that CME will be clearing IRS, and not CDS, the facts and representations in this letter are substantially identical to those in the CDS No-Action Letter.

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[1] See CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,532 (Jul. 16, 2010) and CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,626, (December 3, 2010).

BACKGROUND

Clearing and Settlement

CME Group Inc. ("CME Group"), a Delaware stock corporation, is the holding company for CME, as well as certain other exchanges. CME was founded in 1898 as a not-for-profit corporation; in 2000 CME demutualized and became a shareholder-owned corporation.

CME is a Designated Contract Market ("DCM"), regulated by the CFTC, for the trading of futures contracts and options on futures contracts. In addition, CME Group operates its own clearing house, which is a division of CME. The CME clearing house is a Derivatives Clearing Organization ("DCO") regulated by the CFTC. The clearing house clears, settles and guarantees the performance of all transactions for which CME Group provides clearing services, including IRS. CME, as part of its clearing services, will be interposed as a central counterparty for transactions in cleared IRS. Customers (including Funds) that wish to clear IRS through CME must maintain an appropriate account relationship with a registered FCM that is a CME Clearing Member. The registered FCM that is a CME Clearing Member will clear the transaction and post margin directly with the CME and serve as their agent and guarantor in respect of cleared IRS (a "CME Clearing Member"). In this regard, CME Clearing Members require customers to deposit a specified amount of assets as initial margin as security for performance of their obligations.

The Commodity Exchange Act (the "CEA") provides the CFTC with exclusive jurisdiction over, among other things, U.S. commodity futures trading, futures exchanges, clearinghouses that clear U.S. futures contracts, commodity options and FCMs. The CEA and CFTC rules require all FCMs to register as such and become a member of the National Futures Association ("NFA") and they also may be members of one or more designated contract markets (i.e., futures exchanges) and affiliated clearinghouses. The CFTC oversees the regulatory and compliance programs of the futures self-regulatory organizations, which include CME and NFA. NFA provides regulatory oversight of the futures market by, among other things, (i) screening all applicants for registration as FCMs; and (ii) taking disciplinary action against any FCM member who violates its rules. CME's clearing of IRS will be subject to the same regulatory framework that we have described with respect to futures contracts, commodity options and CDS. The only difference in oversight of an FCM that clears futures contracts and an FCM that clears IRS, therefore, is that the CFTC doesn't, in the latter case, currently regulate the transactions themselves, but it does regulate the clearing of such transactions by FCMs and their carrying of the resulting positions.[2]

With respect to IRS clearing services, CME has established certain committees: (i) an IRS Risk Committee, which will provide guidance and oversight to the clearing

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[2] See discussion infra, pp. 10-11.

house on general matters related to cleared IRS contracts, including risk management policies and practices, (ii) an IRS Advisory Committee, which will advise the clearing house on various aspects of CME's IRS clearing services, and (iii) an IRS Default Management Committee, which will advise the clearing house on matters relating to managing IRS portfolio positions in the event of an actual or threatened default involving cleared IRS contracts.

CME, as a DCO, is subject to comprehensive regulation by the CFTC and IRS will be another product for which CME offers its clearing services. Among other things, the CFTC's regulatory framework requires each DCO to establish appropriate requirements for determining product eligibility for clearing, taking into account the DCO's ability to manage the risks associated with each product, including swaps, futures contracts and commodity options and to implement an appropriate risk management program for that product, whether futures contracts, commodity options or swaps.

Furthermore, CME is required to comply with the 23 CFTC Core Principles applicable to registered DCMs and the 18 CFTC Core Principles applicable to DCOs.[3] The CFTC conducts regular audits or risk reviews of CME with respect to these Core Principles. CME is, and has always been, registered and in good standing with the CFTC. In addition, CME is notice registered with the Commission as a special purpose national securities exchange for the purpose of trading security futures products. In the United Kingdom (the "U.K."), CME is a Recognised Overseas Investment Exchange and a Recognised Overseas Clearing House, subject to regulation by the U.K. Financial Services Authority.

Clearing Members

CME's rules alone or in combination with laws and regulations applicable to CME and its clearing members require that any CME Clearing Member who purchases, sells, or holds IRS positions for other persons (i.e., customers including any Fund): (1) must be registered with the CFTC as an FCM; (2) effectively provide for the separate treatment of funds and securities of other persons (except positions held in proprietary accounts of the clearing member, i.e., positions of the clearing member or affiliates of the clearing member) that it holds in its custody or control for the purpose of purchasing, selling, or holding IRS positions; (3) maintain adequate capital and liquidity; and (4) maintain sufficient books and records to establish (a) that the CME clearing member is maintaining adequate capital and liquidity and (b) separate ownership of the funds, securities, and positions it may hold for the purpose of purchasing, selling, or holding IRS positions for other persons and those it holds for its proprietary accounts.

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[3] The DCM and DCO Core Principles are set forth in Sections 5(d) and 5b(c)(2) of the CEA.

Separate Treatment of Customer Funds and Securities

CFTC regulations and CME rules require any CME Clearing Member who clears IRS transactions for customers and any FCM who maintains a clearing relationship with a CME Clearing Member for this purpose to be registered as an FCM and to ensure that customer funds and property are treated separately from its own proprietary positions and those of its affiliates. In this regard, the CFTC has adopted amendments to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter ("OTC") derivatives" account class (the "OTC Derivatives Account Class") that would apply in the event of the bankruptcy of an FCM which became effective May 6, 2010.[4] At present, the CFTC is relying upon DCOs such as CME to adopt rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy. CME rules for the OTC Derivatives Account Class mirror the provisions of Section 4d of the CEA and the CFTC regulations with respect to the futures account class (*i.e.*, 17 C.F.R. §§ 1.20, et seq.), including but not limited to the separate treatment of customer positions and property from the FCM's positions and property.[5] CME's rules for the OTC Derivatives Account Class became effective on October 4, 2010. As a result, all funds and property received from customers in connection with purchasing or holding IRS positions are treated as part of the OTC Derivatives Account Class.

As noted in the CDS No-Action Letter, the CFTC's adoption of rules establishing the OTC Derivatives Account Class obviates the need for CME to petition the CFTC for a Section 4d order at this time, given that the OTC Derivatives Account Class, together with CME's rules for the OTC Derivatives Account Class, provide safeguards for customer funds and property margining cleared CDS transactions as well as cleared IRS transactions, comparable to those provided in customer accounts segregated pursuant to Section 4d and CFTC regulations thereunder.[6] The distinction between them is that the use of the OTC Derivatives Account Class does not provide cleared IRS customers with the ability to cross margin cleared IRS transactions and interest rate futures transactions. Given that cross margining of cleared IRS transactions and interest rate futures transactions is contemplated, we expect that CME will submit in the future a petition for a Section 4d order or comparable relief with respect to cleared IRS transactions, which if granted, would permit funds margining cleared IRS

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4 See 75 Fed. Reg. 17297 (April 6, 2010) (adopting final rules establishing a sixth and separate account class applicable for cleared OTC derivatives only); 74 Fed. Reg. 40794 (August 13, 2009) (proposing rules to establish a sixth and separate account class applicable for cleared OTC derivatives only).

5 See Letter from Lisa A. Dunsky, Director and Associate General Counsel, CME Group, to David Stawick, Secretary to the CFTC, dated September 30, 2010 (submitting amendments to CME's rules to implement the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any FCM bankruptcy).

6 See id.

transactions and interest rate futures contracts on CME to be held by clearing FCMs and clearing houses in commingled accounts or otherwise permit cross margining treatment of funds for such transactions. However, in accordance with CME Rule 8F03, prior to the issuance of such an order or comparable relief, all IRS contracts submitted to CME for clearing for the account of a clearing member FCM's customer must be held in an account that only holds funds and property margining cleared CDS transactions, cleared IRS transactions, or other cleared OTC derivatives transactions and is subject to CME's rules for the OTC Derivatives Account Class (a "Cleared OTC Derivatives Sequestered Account"). Thus, consistent with the foregoing, CME's clearing of IRS incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules.

Adequate Capital and Liquidity

Broker-dealers or FCMs must maintain capital and liquidity in accordance with relevant Commission and CFTC rules and regulations. In addition, CME's requirements for minimum capital contributions, contribution to the guaranty fund based on risk factors, maintenance margin, and mark-to-market with immediate payment of losses assure adequate capital and liquidity for clearing member firms who are not broker-dealers or FCMs (i.e., clearing members who only carry positions for proprietary or non-customer accounts), as well as those who are broker-dealers or FCMs. Clearing member FCMs subject to CFTC net capital requirements must maintain Adjusted Net Capital ("ANC") at prescribed levels. CME and the CFTC have adopted a risk-based capital requirement as the regulatory minimum capital requirement. Capital requirements are monitored by CME's Audit Department and ANC requirements vary to reflect the risk of each clearing member's positions as well as CME's assessment of each clearing member's internal controls, risk management policies and back office operations.

CME has established additional capital and guaranty fund contribution requirements for CME Group clearing members authorized to clear IRS. To clear IRS, whether for proprietary or customer accounts, a clearing member that is not a bank (i.e., an FCM) must (a) maintain $1 billion in ANC or (b) provide a guaranty from its parent that the clearing house determines to be satisfactory; provided that the clearing member has less than $1 billion in ANC and its parent maintains a minimum of $1 billion in ANC. IRS clearing members must also make initial guaranty fund contributions with respect to IRS of, at a minimum, $50 million each. Those IRS clearing members with ANC of less than $1 billion must maintain excess margin with the clearing house that is equal to their guaranty fund contributions with respect to IRS.

Clearing members must have tools to manage appropriate requirements with respect to their customers. CME Rule 982 requires clearing members to establish written risk management policies and procedures, including monitoring the risks assumed by specific customers. To facilitate such controls with respect to IRS transactions, CME's clearing systems include functionality that permits clearing members to register customer accounts and specify customer credit limits. Control features of CME's clearing systems will ensure that IRS transactions cannot be submitted to clearing for non-registered accounts or if the positions resulting from the transaction or transactions would cause a specified daily exposure limit to be exceeded.

CME determines the acceptability of different collateral types and determines appropriate haircuts. A list of acceptable collateral and applicable haircuts is available at http://www.cmegroup.com/clearing/financial-and-collateral-management/collateral-types-accepted.html. Collateral requirements for IRS contracts eligible for clearing will appropriately reflect the specific risks of such IRS contracts.

Sufficient Books and Records

Broker-dealers and FCMs must meet their respective SEC and CFTC recordkeeping requirements. CME Rule 8F04(10) requires each FCM who is a clearing member to keep the same books and records for OTC derivatives (including IRS contracts) submitted to CME for clearing as the FCM is required to keep under CFTC recordkeeping requirements. CME reserves the right to examine clearing member books at all times.

Clearing members are required under CME rules, the CEA and CFTC regulations to maintain adequate accounting systems, internal accounting controls and procedures for safeguarding customer and clearing member assets. These requirements will apply to IRS contracts cleared by CME. These systems, controls and procedures must be robust enough to allow the clearing member to demonstrate to the CME Group Audit Department that it maintains adequate capital and liquidity. In addition, the systems, controls and procedures must be able to evidence the separate ownership of funds, securities and positions it may hold for the purpose of purchasing, selling or holding IRS positions for customers and those it holds for its own proprietary accounts. Audit Department staff routinely examine clearing members to ensure compliance with these standards. Further, Audit Department staff may prescribe additional accounting, reporting, financial and/or operational requirements for clearing members and clearing members must comply with such requirements.

Clearing and Settlement

CME clearing and settlement of IRS contracts will operate using the established systems and procedures that stand behind trading in CME's primary futures market, as well as a new financial safeguards package specifically dedicated to IRS contracts, as summarized below. CME clearing and settlement of IRS contracts will also be subject to CFTC oversight of risk management and collateralization procedures. In this regard, CME meets the standards set forth in the CPSS/IOSCO report "Recommendations for Central Counterparties."

Benefits of the Clearing Solution

CME, acting as a central counterparty, will reduce counterparty risk inherent in the IRS market and mitigate the risk and potential systemic impacts of counterparty failures. By clearing and settling IRS contracts, CME will substitute itself as the counterparty to each original party. As a result, IRS counterparties, just as futures market participants, will no longer be exposed to each others' credit risk. Instead, each counterparty, including Fund customers, will receive the benefit of CME's package of financial safeguards for IRS transactions which are accepted for clearing by CME.

CME will also have the ability to reduce the risk of collateral flows by netting positions in similar instruments and by netting gains and losses across different instruments. As a result, instead of a IRS market participant having a large volume of trades, some offsetting, with many counterparties, participants will benefit from netting. Moreover, centralized clearing will provide more flexibility to trade in and out of positions, and will allow for the expeditious transfer or liquidation of the positions of a troubled or defaulting clearing member, including a clearing member who is a registered FCM. If a CME Clearing Member is troubled (i.e., it fails to meet minimum financial requirements or its financial or operational condition may jeopardize the CME's integrity, or negatively impact the financial markets), then CME may take action pursuant to Rules 974 (Failure to Meet Minimum Financial Requirements) or 8G975 (IRS Emergency Financial Conditions). In the event of a default by a CME Clearing Member, the process will be governed by applicable CME Rules, including Chapter 8-G (Interest Rate Derivative Clearing), including but not limited to Rules 8G802 (Protection of Clearing House), 8G07 (IRS Financial Safeguards and Guaranty Fund Deposit), 8G14 (Mitigation of IRS Loss), 8G25 (IRS Default Management Committee), 8G28 (Wind Up of IRS Clearing Operations) and 8G913 (Withdrawal from IRS Clearing Membership). Chapter 8-G further incorporates the general CME Rules relating to defaults, including but not limited to 976 (Suspension of Clearing Members), 978 (Open Trades of Suspended Clearing Members), and 979 (Suspended or Expelled Clearing Members).

In the event of a CME Clearing Member default, CME may access its IRS financial safeguards package as necessary, which provides for the mutualization of loss among CME Clearing Members and CME, subject to certain limitations, including, among others, a limited recourse feature and the ability of CME to wind up IRS clearing. CME's IRS financial safeguards package is a combination of each CME Clearing Member's collateral on deposit to support its positions, the collateral of its customers to support customer positions, CME's corporate contribution for IRS, security deposits and assessment powers. Pursuant to CME Rule 8G07, CME Clearing Members who clear IRS contracts are subject to an additional separate guaranty fund deposit requirement as described below. A non-defaulting CME Clearing Member's deposit to the IRS guaranty fund may be applied by the clearing house in accordance with CME Rule 8G802 to mitigate any loss to the clearing house attributable to IRS contracts, but will not be applied to losses in any other product classes (e.g., CDS contracts).

As noted above, CME's IRS financial safeguards package includes a separate guaranty fund composed of (i) a funded portion, determined by CME using stress test methodology to ensure that CME can, at a minimum, cover the losses caused by a theoretical default of its two largest CME Clearing Members, and (ii) an unfunded portion, also determined by CME using stress test methodology, of up to the amount of losses caused by a theoretical default of its third and fourth largest CME Clearing Members. The unfunded portion of the IRS guaranty fund may be financed through assessments imposed upon non-defaulting CME Clearing Members in the event that the funded portion of CME's IRS guaranty fund is insufficient to satisfy the losses caused by a default involving IRS contracts. Changes to CME Clearing Member contributions to CME's IRS financial safeguards package are calculated at least monthly. The implementation of, and any changes to, CME's IRS financial safeguard policies will be reviewed and approved by CME's IRS Risk Committee.

The clearing solution will enhance the transparency of the IRS market, through reporting of IRS settlement prices and aggregate open interest. The availability of such information will improve the fairness, efficiency, and competitiveness of IRS markets, which, in turn, will enhance investor protection and facilitate capital formation.

The clearing solution also will reduce operational risk and costs by enhancing the efficiency of IRS trading and clearing. Integrating CME clearing with market participants' middle and back office infrastructures will reduce manual processes, operational risk, and the likelihood of costly errors. The CME clearing solution also will help ensure that eligible trades are cleared and settled in a timely manner, thereby reducing the operational risks associated with unconfirmed and failed trades.

In sum, just as cleared CDS transactions, cleared IRS transactions will be cleared and margined under the CME clearing solution in the same manner as exchange-traded futures contracts and will be treated similarly to conventional futures contracts or options on futures contracts for purposes of a Fund posting margin with a registered FCM and the flow of a Fund's margin funds to secure such positions. In this respect, just as cleared CDS transactions, cleared IRS transactions are functionally equivalent to conventional futures contracts or options on futures contracts and should be viewed as analogous to such contracts for purposes of Rule 17f-6, as discussed below. The requested relief would provide Funds equal access to the benefits and protections afforded to other market participants using CME to clear IRS. However, should the Division staff not provide the no action assurance requested in this letter, Funds likely will be able to access the IRS marketplace only through direct, bilateral transactions with individual IRS counterparties, foregoing the substantial benefits of central clearing recognized by Congress through the passage of the Dodd-Frank Act.

Commission and Congressional Policy

The events of the past several years have demonstrated the risks posed to the financial markets and the economy from a previously largely unregulated OTC derivatives market and the concomitant need to address these risks through a comprehensive framework of regulation, market transparency, and centralized clearing.[7] In the aftermath of the market turmoil of 2007 and 2008, the President's Working Group on Financial Markets, which consists of the Secretary of the Treasury, the Chairman of the Board of Governors of the Federal Reserve System, the Chairman of the Commission, and the Chairman of the CFTC, stated that the implementation of a central counterparty for OTC derivatives transactions was a priority.[8] In this regard, the Commission and other federal financial regulators have been working to foster the development of centralized clearing for OTC derivatives, as has Congress in connection with finalizing financial services industry reform legislation.

One of the most important objectives underlying the enactment of The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") is promoting price transparency and minimizing exposure to counterparty credit risk and systemic risk in the OTC derivatives market.[9] The principal means by which Title VII of the Dodd-Frank Act, the Wall Street Transparency and Accountability Act of 2010 (the "Act"), seeks to accomplish this objective is by subjecting as many swaps as possible, including IRS as well as CDS, to central clearing and also requiring such swaps to be traded on exchanges or swap execution facilities.[10] It is anticipated that the Commission and the CFTC, as directed by the Act, may subject most, possibly even the majority of, standardized swaps to the clearing requirement. The Act establishes capital requirements for swap dealers and major market participants and provides for margin requirements to be imposed by clearing houses with respect to cleared swaps.[11] The Act also directs the applicable regulatory authorities, including the Commission, to adopt capital and margin requirements with respect to non-cleared swaps to help ensure the safety and soundness of swap dealers and major market participants and to reflect the greater risk associated with non-cleared swaps held by these entities, which further reflects the Congressional policy of fostering central clearing of swaps. Consistent with Congressional intent, the Act directs the Commission and the CFTC to adopt rules and issue interpretations of such rules as necessary to prevent evasions of the broad

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[7] See Policy Objectives for the OTC Derivatives Market, The President's Working Group on Financial Markets, November 14, 2008, available at http://www.ustreas.gov/press/releases/reports/policyobjectives.pdf ("Public reporting of prices, trading volumes and aggregate open interest should be required to increase market transparency for participants and the public.").

[8] See Policy Objectives for the OTC Derivatives Market, The President's Working Group on Financial Markets (November 14, 2008), http://www.ustreas.gov/press/releases/reports/policyobjectives.pdf. See also Policy Statement on Financial Market Developments, The President's Working Group on Financial Markets (March 13, 2008), http://www.treas.gov/press/releases/reports/pwgpolicystatemktturmoil_03122008.pdf; Progress Update on March Policy Statement on Financial Market Developments, The President's Working Group on Financial Markets (October 2008), http://www.treas.gov/press/releases/reports/q4progress%20update.pdf.

[9] See Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Pub. L., No. 111-203, 124 Stat. 1375 (2010).

[10] See id. at §723, 1675 – 1682. See also, id. at 1762-69.

[11] See id. at § 731, 1704 - 06. See also, id. at §764, 1784 - 88.

mandatory clearing requirement embodied in the Act.[12]

In addition, Chairman Schapiro has testified on a number of occasions that central counterparties contribute to the goal of market stability and help to protect the broader financial system. In this regard, the Commission has taken a number of actions to facilitate the centralized clearing of OTC derivatives, including, among other things, issuing the Commission Order and similar conditional exemptions for other central counterparties.[13]

CFTC Policy

The CFTC is generally required, as is the Commission, to promulgate final regulations implementing the Dodd-Frank Act by July 16, 2011. However, it is possible that the actual effective date of some of these regulations may be delayed beyond that time. Under the Dodd-Frank Act, the CFTC is required to promulgate regulations to bring comprehensive regulation to the swaps market, including mandatory clearing of standardized swaps transactions. In this regard, we expect that many forms of IRS will be subject to mandatory clearing and will be cleared by registered derivatives clearing organizations DCOs, such as CME, subject to CFTC regulation and oversight. CME as well as similar clearinghouses have successfully cleared futures contracts and commodity options for decades and the centralized clearing of standardized swaps, including IRS, is intended to reduce systemic risk in the swaps market. DCOs, like CME, have already been subject to extensive regulation and oversight under the CEA and, pursuant to the Dodd-Frank Act, the CFTC has proposed additional requirements, including, but not limited to, additional core principles related to risk management requirements and product eligibility. CME is currently engaged in dialogue with the CFTC and its staff regarding these proposals and of course will comply with the final rules upon enactment. CME does not anticipate that these proposed regulations will materially affect CME's ability to clear IRS because, as noted above, CME is already subject to extensive regulation and oversight by the CFTC. We believe that our existing operations and infrastructure, which currently govern the clearing of futures contracts, commodity options, CDS and on a limited, pilot basis, IRS, are robust and flexible enough to support any changes which may be required by the CFTC's proposed regulations. IRS are another product for which CME will offer its clearing services pursuant to amendments to its rules, as described above and IRS will be incorporated into CME's existing operations and infrastructure.

Commission Order

As you know, prior to the Commission issuing the CDS No-Action Letter, CME

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12 See id. at 723, 1678. See also, id. at § 763, 1764.

13 See Hearing on Over-The-Counter Derivatives: Modernizing Oversight to Increase Transparency and Reduce Risks Before S. Sub-Comm. on Securities, Insurance and Investment, 111th Cong. (2009) (statement of Mary L. Schapiro, Chairman, U.S. Securities and Exchange Commission).

and CME Clearing Members received from the Commission temporary conditional exemptions with respect to certain CDS transactions, which has since been extended until July 16, 2011. As set forth in the Commission Order, the Commission exempts temporarily (i) CME Clearing Members from certain requirements under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to certain CDS transactions and (ii) CME from clearing agency requirements under Section 17A of the Exchange Act to perform the functions of a clearing agency for certain CDS transactions (the "Commission Order").[14] The Commission Order reflects an underlying policy to facilitate the central clearing of CDS transactions to reduce systemic risk in the global financial markets.

The Commission Order contained a series of conditions designed to require CME Clearing Members to protect customer assets.[15] With respect to CME Clearing Members holding customer assets, the Commission Order requires that a CME Clearing Member use one of three types of accounts: (i) an account established pursuant to Section 4d of the CEA;[16] or (ii) in the absence of a Section 4d order, in the OTC Derivatives Account Class;[17] or (iii) if both of those other two alternatives are not available, in an account established in accordance with CFTC Rule 30.7 (with additional disclosures to be made to the customer, as stated below).

Although IRS transactions are not addressed by the Commission Order, CME will comply with the conditions to the temporary exemptions provided in the Commission Order, as appropriate to IRS transactions, by, among other things, requiring that (i) prior to the issuance of a Section 4d order, all IRS contracts as well as all CDS contracts submitted to the CME for the account of a CME Clearing Member customer will be assigned and held in a Cleared OTC Derivatives Sequestered Account; (ii) any CME Clearing Member who wishes to clear IRS contracts on CME will annually provide CME with a self-assessment that it is in compliance with applicable laws and

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14 See Securities Exchange Act Rel. No. 61803 (Mar. 30, 2010) (the Commission Order). See also, Securities Exchange Act Rel. Nos. 61164 (Dec. 14, 2009) and 59578 (Mar. 13, 2009) (issuing temporary exemptions in connection with CDS clearing by CME that were extended in the Commission Order).

15 See the Commission Order, id. at pages 34-39. For example, the Commission Order requires that the CME Clearing Member annually provide CME with a self-assessment that it is in compliance with applicable laws and regulations relating to the segregation of customer funds and secured amount requirements in connection with clearing CDS transactions on CME, as well as a report by the clearing member's independent third-party auditor attesting to the assessment.

16 As noted above, the CFTC's adoption of rules establishing the OTC Derivatives Account Class obviates the need for CME to petition the CFTC for a Section 4d order, given that the OTC Derivatives Account Class, together with CME's rules for the OTC Derivatives Account Class, provide safeguards for customer funds and property comparable to those provided in customer accounts segregated pursuant to a Section 4d order and CFTC regulations thereunder.

17 See n.5 supra. As noted above, the CFTC has adopted final rules establishing a sixth and separate account class applicable to cleared OTC derivatives which are not segregated pursuant to a Section 4d order and CFTC regulations thereunder.

regulations relating to the segregation of customer funds and secured amount requirements in connection with clearing IRS transactions on CME, as well as a report by such CME Clearing Member's independent third-party auditor attesting to the assessment; (iii) each CME Clearing Member will be in material compliance with the CME rules; and (iv) each CME Clearing Member will be in material compliance with applicable laws and regulations relating to capital, liquidity, and segregation of customer assets (and related books and records provisions) with respect to IRS that are cleared by CME. However, given that the bankruptcy treatment of FCM customers with cleared IRS in a Cleared OTC Derivatives Sequestered Account is not uncertain and there should not be any reasonable investor expectation that cleared IRS transactions will be subject to regulation by the Commission or that the protections available under the Securities Investor Protection Act ("SIPA") will be applicable to FCM customers with cleared IRS in a Cleared OTC Derivatives Sequestered Account, CME does not believe that any supplemental disclosures by CME Clearing Members to their customers, including Funds, to highlight these issues, are necessary, unlike with cleared CDS transactions.

DISCUSSION

Rule 17f-6

Rule 17f-6 permits a Fund to maintain its assets with a registered FCM and certain other entities, including clearing organizations such as CME, in connection with effecting transactions in futures contracts and commodity options traded on both U.S. and foreign exchanges, subject to meeting certain conditions. Specifically, Rule 17f-6 requires a written contract between the Fund and the FCM containing certain provisions, including a provision that (i) the FCM will comply with the segregation requirements of Section 4d of the CEA and the CFTC's rules thereunder, or as applicable, the secured amount requirement for foreign futures and options contracts under CFTC Rule 30.7;[18] (ii) the FCM may place and maintain the Fund's assets to effect its transactions with another FCM, a clearing organization, a U.S. or foreign bank, or a member of a foreign board of trade and if so the FCM must obtain an acknowledgment that such assets are held on behalf of the FCM's customers in accordance with the CEA and CFTC rules;[19] and (iii) the FCM will promptly furnish copies of extracts from its records or such other information pertaining to the Fund's assets as the Commission may request.[20] Also, to protect the Fund's assets from loss in the event of the FCM's bankruptcy, any gains on Fund transactions may be maintained with the FCM only in de minimis amounts and the Fund must have the ability to withdraw its assets as soon as reasonably practicable if the custodial arrangement no

[18] See Rule 17f-6(a)(1)(i) under the 1940 Act.

[19] See Rule 17f-6(a)(1)(ii) under the 1940 Act.

[20] See Rule 17f-6(a)(1)(iii) under the 1940 Act.

longer meets the requirements of Rule 17f-6.[21]

Rule 17f-6 enables a Fund to engage in trading futures contracts and commodity options in essentially the same manner as other futures market participants under conditions which are designed to assure safekeeping of the Fund's assets in keeping with the safe custody requirements of Section 17(f) of the 1940 Act. Thus, the Commission has sought to facilitate participation by investment companies in the derivatives financial markets and to eliminate undue regulatory burdens in a manner consistent with the regulatory concerns underlying Section 17(f) of the 1940 Act. Prior to adoption of Rule 17f-6, FCMs were not permitted to maintain custody of investment company assets and Commission staff had required investment companies to maintain their initial margin deposits in separate accounts with a third party custodian bank. FCMs therefore needed to advance their own funds to meet investment company margin obligations with the clearing organization or other clearing FCM used to effect such transactions.[22]

In adopting Rule 17f-6, the Commission recognized the safeguards for customer assets provided by the CEA and the CFTC's rules, including segregation of customer funds and the secured amount requirement and FCM net capital and financial reporting requirements, and concluded that third party safekeeping accounts could be redundant or unnecessary in view of these safeguards. Rule 17f-6 does not, however, permit a Fund to deposit assets with an FCM that is an affiliated person of the Fund or an affiliated person of such person, due to special concerns about custody of Fund assets by affiliates. In response to the Commission's adoption of Rule 17f-6, the CFTC staff subsequently revisited its position on the use of third party safekeeping accounts, so that FCMs are not viewed as in compliance with applicable segregation or secured amount requirements under the CEA and the CFTC's rules if they deposit, hold or maintain margin funds for customer accounts in third party safekeeping accounts, except if the FCM is ineligible to hold the assets of a Fund customer under Rule 17f-6, because of its affiliation with the Fund or the Fund's adviser. See 70 Fed. Reg. 24768 (May 11, 2005).

Rule 17f-6 permits a Fund to maintain its assets to effect futures contracts or options on futures contracts with a registered FCM, without regard to whether the FCM is a clearing member FCM or acts in an introducing capacity by maintaining a clearing relationship with a clearing member FCM.[23] However, as noted, pursuant to CME rules, a customer wishing to clear IRS transactions on CME may only do so if the

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[21] See Rule 17f-6(a)(2) and (3) under the 1940 Act.

[22] See 59 Fed. Reg. 28286 (June 1, 1994) (proposing Rule 17f-6 for public comment). By diverting capital which would otherwise be available to the FCM, third party safekeeping accounts were thought to create systemic liquidity risks in the marketplace, particularly during periods of market stress. Id. at 28290.

[23] See 61 Fed. Reg. 66207, 66209 (December 17, 1996) (Rule 17f-6 does not require that the FCM be a member of a commodity exchange or clearing organization).

customer maintains an account with a registered FCM who is a CME Clearing Member who meets the additional requirements to clear IRS transactions for customers. Thus, consistent with Rule 17f-6, the Fund's account will be carried on the books of a registered FCM.

Each FCM who holds assets for an unaffiliated Fund customer wishing to clear IRS transactions, just as with CDS transactions, on CME will address each of the requirements of Rule 17f-6, as follows:

The manner in which the FCM will maintain such a Fund's assets will be governed by a written contract between the Fund and the FCM, which provides that:[24]

(i) the FCM will comply with the requirements relating to the separate treatment of customer funds and property of CME rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy;[25]

(ii) the FCM may place and maintain the Fund's assets as appropriate to effect the Fund's cleared IRS transactions on CME and in accordance with the CEA and the CFTC rules thereunder, and to the extent as may be required by the CFTC in the future, will obtain an acknowledgement that such assets are held on behalf of the FCM's customers in accordance with the provisions of the CEA;[26]

(iii) the FCM will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[27]

(iv) any gains on the Fund's transactions, other than de minimis amounts may be maintained with the FCM only until the next business day following receipt of such gains[28]; and

(v) the Fund has the ability to withdraw its assets from the FCM as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6.[29]

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[24] See Rule 17f-6(a)(1) under the 1940 Act.

[25] See Rule 17f-6(a)(1)(i) under the 1940 Act.

[26] See Rule 17f-6(a)(1)(ii) under the 1940 Act. Under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a DCO such as the CME that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers.

[27] See Rule 17f-6(a)(1)(iii) under the 1940 Act.

[28] See Rule 17f-6(a)(2) under the 1940 Act.

[29] See Rule 17f-6(a)(3) under the 1940 Act.

Approach to FCM Bankruptcy

With regard to an FCM bankruptcy, an FCM is liquidated in accordance with the provisions of subchapter 4 of Chapter 7 of the Bankruptcy Code and the CFTC's Part 190 rules. These provisions are designed to protect the FCM's customers in the event of its financial instability or insolvency. As noted in the adopting release for Rule 17f-6, commodity customers generally have priority status with respect to customer property of a bankrupt FCM and, if there is a shortfall of assets available to satisfy customer claims, the impact of the shortfall is borne pro rata among all customers in the applicable account class. See 61 Fed. Reg. 66207 at 66208. Although there is no commodity customer account insurance program and futures accounts do not have protection under SIPA, the strict segregation rules and relevant provisions of the Bankruptcy Code and CFTC rules facilitate portability, so that customers may transfer their positions and related collateral expeditiously to a financially secure FCM if their FCM is in deteriorating financial condition. This model has been used by CME and the futures industry for many years and would be easily utilized for cleared IRS contracts, just as for cleared CDS contracts, under the CME clearing solution.

OTC Derivatives Account Class

Futures accounts (governed by Section 4d) and Cleared OTC Derivatives Sequestered Accounts are each a recognized "account class" under the CFTC's Part 190 Rules which would be applicable in the event of an FCM bankruptcy. [30] Under the Part 190 Rules, each account class is a separate pool of funds for claims of customers in that class. The claims of customers whose funds are held in defined account classes will have priority over proprietary claims and the claims of general creditors in an FCM bankruptcy. As noted above, CME's rules for the OTC Derivatives Account Class generally mirror existing CFTC regulations for futures account class (17 C.F.R. §§ 1.20, *et. seq.*).[31] As a result, unlike the bankruptcy treatment of FCM customers with cleared OTC derivatives in a CFTC Rule 30.7 account, the bankruptcy treatment of FCM customers with cleared IRS in a Cleared OTC Derivatives Sequestered Account is not uncertain, as previously noted.

CONCLUSION

Based upon the foregoing, we believe that treating IRS contracts, just as with CDS contracts, that are cleared by the CME as "Exchange-Traded Futures Contracts and Commodity Options" for purposes of Rule 17f-6 is consistent with the approach taken by the Commission and the Division staff in applying the safe custody requirements of Section 17(f) of the 1940 Act in response to significant developments in the financial markets, as reflected in the CDS No-Action Letter, as well as the policies articulated in the Dodd-Frank Act, the Commission Order and the underlying

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[30] See n.4 supra.

[31] See n.5 supra.

policies of the 1940 Act. In this regard, the Commission and the Division staff have sought to provide Funds with flexibility in their custodial arrangements where necessary to facilitate their investment and trading activities in an efficient manner, as long as Fund assets are adequately protected by procedures similar to the applicable rules under Section 17(f), including situations in which there was not literal compliance with the provisions of the relevant rule. See also Fixed Income Clearing Corp. (pub. avail. March 13, 2003). As we have explained, even though cleared IRS contracts, just as cleared CDS contracts, are not literally "Exchange-Traded Futures Contracts and Commodity Options" as defined in Rule 17f-6, we believe that cleared IRS contracts are functionally equivalent to such instruments and that each of the conditions set forth in Rule 17f-6 will be satisfied in all respects.

If you or your staff has any questions or need additional detail, please do not hesitate to contact the undersigned at (212) 299-2200.

Sincerely,



Christopher K. Bowen
Managing Director
Chief Regulatory Counsel